Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

28 June 2013

The Manager

Company Announcements Office

Australian Securities Exchange

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2013 Reports

James Hardie announced today that it has filed the following documents relating to fiscal year 2013 with the ASX:

•	Combined Australian Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC); and

•	Annual Review.

Copies of each of these documents are available in the Investor Relations area of the company‘s website (www.jameshardie.com.au).

Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s Investor Relations office on +61 (02) 8845 3360. Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Marcin Firek
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719